Exhibit 99.1
UNITED MICROELECTRONICS CORPORATION
AND SUBSIDIARIES
CONSOLIDATED FINANCIAL STATEMENTS
WITH REPORT OF INDEPENDENT ACCOUNTANTS
FOR THE THREE-MONTH PERIODS ENDED
MARCH 31, 2010 AND 2009
Address: No. 3 Li-Hsin Road II, Hsinchu Science Park, Hsinchu City, Taiwan, R.O.C. Telephone: 886-3-578-2258
The reader is advised that these financial statements have been prepared originally in Chinese. In the event of a conflict between these financial statements and the original Chinese version or difference in interpretation between the two versions, the Chinese language financial statements shall prevail.

REVIEW REPORT OF INDEPENDENT ACCOUNTANTS
English Translation of a Report Originally Issued in Chinese
To United Microelectronics Corporation
We have reviewed the accompanying consolidated balance sheets of United Microelectronics Corporation and subsidiaries (the “Company”) as of March 31, 2010 and 2009, and the related consolidated statements of income and cash flows for the three-month periods ended March 31, 2010 and 2009. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to issue the review report based on our reviews. As described in Note 3(7) to the consolidated financial statements, certain long-term investments were accounted for under the equity method based on the financial statements as of March 31, 2010 and 2009 of the investees, which were reviewed by the other independent accountants. Our review insofar as it relates to the investment loss amounted to NT$14 million and NT$26 million for the three-month periods ended March 31, 2010 and 2009, and the related long-term investment balances of NT$4,941 million and NT$3,302 million as of March 31, 2010 and 2009, respectively, is based solely on the reports of the other independent accountants.
We conducted our reviews in accordance with the Statements of Auditing Standards No. 36, “Review of Financial Statements” of the Republic of China. A review is limited primarily to applying analytical procedures to financial data and making inquiries of persons responsible for financial and accounting matters. It is substantially less in scope than an audit conducted in accordance with generally accepted auditing standards, the objective of which is the expression of an opinion regarding the consolidated financial statements taken as a whole. Accordingly, we do not express such an opinion.
Based on our reviews and the reports of the other independent accountants, we are not aware of any material modifications or adjustments that should be made to the consolidated financial statements referred to above in order for them to be in conformity with requirements of the order VI-0960064020 issued by Financial Supervisory Commission, Executive Yuan, Guidelines Governing the Preparation of Financial Reports by Securities Issuers and accounting principles generally accepted in the Republic of China.
As described in Note 2 to the consolidated financial statements, effective January 1, 2009, the Company has adopted the amendment of R.O.C. Statement of Financial Accounting Standards No. 10, “Accounting for Inventories”.
April 22, 2010
Taipei, Taiwan
Republic of China
Notice to Readers
The accompanying unaudited consolidated financial statements are intended only to present the consolidated financial position, results of operations and cash flows in accordance with accounting principles and practices generally accepted in the Republic of China and not those of any other jurisdictions. The standards, procedures and practices to review such consolidated financial statements are those generally accepted and applied in the Republic of China.

English Translation of Consolidated Financial Statements Originally Issued in Chinese
UNITED MICROELECTRONICS CORPORATION AND SUBSIDIARIES
UNAUDITED CONSOLIDATED BALANCE SHEETS
March 31, 2010 and 2009
(Expressed in Thousands of New Taiwan Dollars)

		As of March 31,
	Notes	2010	2009
Assets
Current assets
Cash and cash equivalents	3(1)	$62,766,520	$47,103,855
Financial assets at fair value through profit or loss, current	3(2)	2,054,131	1,128,453
Available-for-sale financial assets, current	3(5)	5,608,866	—
Notes receivable		453,501	11,740
Accounts receivable, net	3(3)	17,320,352	7,156,173
Accounts receivable-related parties, net	4	158,621	31,925
Other receivables		514,623	502,380
Inventories, net	2, 3(4)	9,786,683	7,308,322
Prepaid expenses		681,707	696,800
Deferred income tax assets, current		801,666	621,074
Other current assets		2,041	—

Total current assets		100,148,711	64,560,722

Funds and investments
Financial assets at fair value through profit or loss, noncurrent	3(2)	78,840	331,778
Available-for-sale financial assets, noncurrent	3(5)	31,788,494	23,189,870
Financial assets measured at cost, noncurrent	3(6), 3(11)	7,496,911	7,547,258
Long-term investments accounted for under the equity method	3(7)	11,897,422	9,404,810
Prepayment for long-term investments		—	5,160
Debts investment without active market, noncurrent	3(8)	17,964	—

Total funds and investments		51,279,631	40,478,876

Property, plant and equipment	3(9), 5
Land		1,049,619	2,212,042
Buildings		21,009,427	24,018,499
Machinery and equipment		459,755,824	462,177,080
Transportation equipment		73,207	74,358
Furniture and fixtures		3,316,868	3,567,236
Leasehold improvements		53,084	56,085

Total cost		485,258,029	492,105,300
Less : Accumulated depreciation		(412,975,802)	(395,305,814)
Less : Accumulated impairment		(1,845,057)	—
Add : Construction in progress and prepayments		20,460,965	5,111,688

Property, plant and equipment, net		90,898,135	101,911,174

Intangible assets
Goodwill		15,060	7,615
Other intangible assets		—	352

Total intangible assets		15,060	7,967

Other assets
Deferred charges		1,489,929	807,253
Deferred income tax assets, noncurrent		3,105,358	3,574,034
Other assets-others	3(10), 5	1,947,681	2,149,718

Total other assets		6,542,968	6,531,005

Total assets		$248,884,505	$213,489,744

Liabilities and Stockholders’ Equity
Current liabilities
Short-term loans	3(12)	95,682	102,361
Financial liabilities at fair value through profit or loss, current	3(13)	1,740,855	33,189
Notes and accounts payable		5,627,693	2,924,065
Income tax payable		519,076	786,677
Accrued expenses		9,158,029	6,246,393
Payable on equipment		5,061,302	1,332,794
Current portion of long-term liabilities	3(14), 3(15)	12,886,154	—
Deferred income tax liabilities, current		6,925	23,868
Other current liabilities		611,109	539,719

Total current liabilities		35,706,825	11,989,066

Long-term liabilities
Bonds payable	3(14)	—	7,497,652
Long-term loans	3(15), 5	797,067	700,000

Total long-term liabilities		797,067	8,197,652

Other liabilities
Accrued pension liabilities		3,271,832	3,229,188
Deposits-in		16,834	10,187
Deferred income tax liabilities, noncurrent		9,751	13,602
Other liabilities-others		193,232	303,999

Total other liabilities		3,491,649	3,556,976

Total liabilities		39,995,541	23,743,694

Capital	3(16), 3(19)
Common stock		129,879,123	129,877,713
Additional paid in capital	3(16), 3(17), 3(19)
Premiums		44,203,728	51,239,148
Treasury stock transactions		8,023	—
Change in equities of long-term investments		—	6,923,792
Employee stock options		316,897	—
Retained earnings	3(7), 3(19)
Legal reserve		—	19,711,865
Unappropriated earnings(accumulated deficit)		14,106,043	(34,908,465)
Adjustment items in stockholders’ equity	3(5), 3(7), 3(16), 3(18)
Cumulative translation adjustment		(865,761)	2,914,403
Unrealized gain or loss on financial instruments		26,919,623	10,217,372

Treasury stock		(6,733,732)	(2,513,138)

Total stockholders’ equity of parent company		207,833,944	183,462,690

Minority interests		1,055,020	6,283,360

Total stockholders’ equity		208,888,964	189,746,050

Total liabilities and stockholders’ equity		$248,884,505	$213,489,744

The accompanying notes are an integral part of the consolidated financial statements.

English Translation of Consolidated Financial Statements Originally Issued in Chinese
UNITED MICROELECTRONICS CORPORATION AND SUBSIDIARIES
UNAUDITED CONSOLIDATED STATEMENTS OF INCOME
For the three-month periods ended March 31, 2010 and 2009
(Expressed in Thousands of New Taiwan Dollars, Except for Earnings per Share)

		For the three-month periods ended March 31,
	Notes	2010	2009
Operating revenues	4
Sales revenues		$26,283,165	$10,882,319
Less : Sales returns and discounts		287,915	(255,800)

Net Sales		26,571,080	10,626,519
Other operating revenues		766,712	557,764

Net operating revenues		27,337,792	11,184,283

Operating costs	3(4)
Cost of goods sold		(20,309,146)	(15,860,532)
Other operating costs		(459,153)	(263,912)

Operating costs		(20,768,299)	(16,124,444)

Gross profit (loss)		6,569,493	(4,940,161)
Unrealized intercompany profit		(46,928)	(17,709)
Realized intercompany profit		51,009	61,178

Gross profit (loss)-net		6,573,574	(4,896,692)

Operating expenses	3(17)
Sales and marketing expenses		(650,037)	(797,076)
General and administrative expenses		(753,519)	(653,760)
Research and development expenses		(2,009,752)	(1,821,786)

Subtotal		(3,413,308)	(3,272,622)

Operating income (loss)		3,160,266	(8,169,314)

Non-operating income
Interest revenue		34,317	68,194
Gain on disposal of property, plant and equipment		8,125	2,404
Gain on disposal of investments		272,950	53,772
Exchange gain, net		—	258,813
Gain on valuation of financial assets	3(2)	150,980	—
Gain on valuation of financial liabilities	3(13)	118,517	—
Other income		193,882	191,363

Subtotal		778,771	574,546

Non-operating expenses
Interest expense	3(9)	(1,500)	(14,763)
Investment loss accounted for under the equity method, net	3(7)	(156,036)	(197,575)
Loss on disposal of property, plant and equipment		(5,156)	—
Exchange loss, net		(30,313)	—
Financial expenses		(17,514)	(11,261)
Impairment loss	3(11)	(7,423)	—
Loss on valuation of financial assets	3(2)	—	(470,819)
Loss on valuation of financial liabilities	3(13)	—	(166,103)
Other losses		(109,706)	(26,595)

Subtotal		(327,648)	(887,116)

Income (loss) from continuing operations before income tax		3,611,389	(8,481,884)
Income tax expense		(145,887)	(32,527)

Net income (loss)		$3,465,502	$(8,514,411)

Attributable to:
Stockholders of the parent		$3,482,165	$(8,160,049)
Minority interests		(16,663)	(354,362)

Net income (loss)		$3,465,502	$(8,514,411)

		Pre-tax	Post-tax	Pre-tax	Post-tax
Earnings (losses) per share-basic (NTD)	3(20)
Net income (loss) attributable to stockholders of the parent		$0.29	$0.28	$(0.64)	$(0.64)

Earnings (losses) per share-diluted (NTD)	3(20)
Net income (loss) attributable to stockholders of the parent		$0.28	$0.27	$(0.64)	$(0.64)

The accompanying notes are an integral part of the consolidated financial statements.

English Translation of Consolidated Financial Statements Originally Issued in Chinese
UNITED MICROELECTRONICS CORPORATION AND SUBSIDIARIES
UNAUDITED CONSOLIDATED STATEMENTS OF CASH FLOWS
For the three-month periods ended March 31, 2010 and 2009
(Expressed in Thousands of New Taiwan Dollars)

	For the three-month periods ended March 31,
	2010	2009
Cash flows from operating activities:
Net income (loss) attributable to stockholders of the parent	$3,482,165	$(8,160,049)
Net loss attributable to minority interests	(16,663)	(354,362)
Adjustments to reconcile net income (loss) to net cash provided by operating activities:
Depreciation	7,976,343	8,753,552
Amortization	141,236	181,315
Bad debt expenses	234	160,859
Gain on recovery in market value and obsolescence of inventories	(128,571)	(924,914)
Cash dividends received under the equity method	48,753	—
Investment loss accounted for under the equity method	156,036	197,575
Loss (gain) on valuation of financial assets and liabilities	(269,497)	636,922
Impairment loss	7,423	—
Gain on disposal of investments	(272,950)	(53,772)
Gain on disposal of property, plant and equipment	(2,969)	(2,404)
Amortization of financial assets discounts	(4,231)	—
Amortization of bond discounts	56,260	542
Exchange loss on financial assets and liabilities	9,158	36,369
Exchange gain on long-term liabilities	(40,176)	—
Amortization of deferred income	(49,856)	(51,552)
Stock based payment	154,740	—
Changes in assets and liabilities:
Financial assets and liabilities at fair value through profit or loss	122,653	(54,771)
Notes and accounts receivable	(953,617)	1,358,981
Other receivables	195,626	72,265
Inventories	(547,025)	1,793,208
Prepaid expenses	(11,706)	(229,577)
Deferred income tax assets and liabilities	(200,279)	12,581
Other current assets	(2,041)	5,986
Accounts payable	200,076	188,327
Accrued expenses	370,290	(725,029)
Other current liabilities	266,152	(156,053)
Accrued pension liabilities	10,113	8,680
Other liabilities-others	51,866	(16,472)

Net cash provided by operating activities	10,749,543	2,678,207

Cash flows from investing activities:
Acquisition of financial assets at fair value through profit or loss	(72,000)	(210,961)
Proceeds from disposal of financial assets at fair value through profit or loss	—	61,996
Acquisition of available-for-sale financial assets	(173,414)	(58,000)
Proceeds from disposal of available-for-sale financial assets	594,292	186,898
Acquisition of financial assets measured at cost	(218,366)	(53,188)
Proceeds from disposal of financial assets measured at cost	132,600	57,770
Acquisition of long-term investments accounted for under the equity method	(95,000)	(372,017)
Acquisition of held-to-maturity financial assets	—	(68,196)
Proceeds from maturity of held-to-maturity financial assets	—	433,559
Proceeds from capital reduction and liquidation of investments	16,741	15,140
Acquisition of subsidiaries	447,554	—
Acquisition of property, plant and equipment	(10,036,968)	(1,571,736)
Proceeds from disposal of property, plant and equipment	9,648	2,907
Increase in deferred charges	(190,747)	(84,653)
Decrease (increase) in other assets-others	(9,219)	2,134

Net cash used in investing activities	(9,594,879)	(1,658,347)

English Translation of Consolidated Financial Statements Originally Issued in Chinese
UNITED MICROELECTRONICS CORPORATION AND SUBSIDIARIES
UNAUDITED CONSOLIDATED STATEMENTS OF CASH FLOWS
For the three-month periods ended March 31, 2010 and 2009
(Expressed in Thousands of New Taiwan Dollars)

	For the three-month periods ended March 31,
	2010	2009
(continued)

Cash flows from financing activities:
Repayments of short-term loans	$(31,791)	$(36,985)
Proceeds from long-term loans	100,000	200,000
Repayments of long-term loans	—	(200,000)
Increase in deposits-in	1,625	166
Exercise of employee stock option	2,542	—
Treasury stock acquired	(4,843,588)	(2,393,337)
Proceeds from disposal of treasury stock	7,097	—
Increase (decrease) in minority stockholders	323,712	(4,234)

Net cash used in financing activities	(4,440,403)	(2,434,390)

Effect of exchange rate changes on cash and cash equivalents	(98,323)	(48,264)
Effect of subsidiaries change	(2,378)	—

Net decrease in cash and cash equivalents	(3,386,440)	(1,462,794)
Cash and cash equivalents at beginning of period	66,152,960	48,566,649

Cash and cash equivalents at end of period	$62,766,520	$47,103,855

Supplemental disclosures of cash flow information:
Cash paid for interest	$3,027	$3,801
Less: Cash paid for capitalized interest	(2,762)	(1,089)

Cash paid for interest excluding capitalized interest	$265	$2,712

Cash paid for income tax	$16,765	$20,753

Investing activities partially paid by cash:
Acquisition of property, plant and equipment	$9,611,954	$1,195,876
Discount on property, plant and equipment	(1,592)	—
Add: Payable at beginning of period	5,487,908	1,718,134
Less: Payable at end of period	(5,061,302)	(1,342,274)

Cash paid for acquiring property, plant and equipment	$10,036,968	$1,571,736

The accompanying notes are an integral part of the consolidated financial statements.

UNITED MICROELECTRONICS CORPORATION AND SUBSIDIARIES
NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
March 31, 2010 and 2009
(Expressed in Thousands of New Taiwan Dollars unless Otherwise Specified)
United Microelectronics Corporation and the consolidated entities (the “Company”) has prepared the notes in conformity with the order VI-0960064020 issued by Financial Supervisory Commission, Executive Yuan as of November 15, 2007, which simplifies the disclosure requirement. According to this order, the Company is only required to disclose the differences of accounting policies between the latest audited consolidated financial statements and the current ones and to disclose the consolidated entities. The following items can be exempt from disclosures:
i.	History and organization;

ii.	Income tax;

iii.	Pension plan;

iv.	Summary of operation cost and expenses including salary, depreciation, depletion, and amortization; and

v.	Attachments pertaining to significant transactions, investments, and investments in Mainland China.
1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
The consolidated financial statements were prepared in conformity with requirements of the order VI-0960064020 issued by Financial Supervisory Commission under the Executive Yuan, Guidelines Governing the Preparation of Financial Reports by Securities Issuers and accounting principles generally accepted in the Republic of China (R.O.C.).
Significant accounting policies adopted in preparing the accompanying consolidated financial statements are those adopted in preparing the annual consolidated financial statements of 2009, except those stated below:
General Description of Reporting Entities
a.	Principles of Consolidation

Investees in which United Microelectronics Corporation (UMC), directly or indirectly, holds more than 50% of voting rights or de facto control with less than 50% of voting rights, are consolidated into UMC’s financial statements.

Transactions between consolidated entities are eliminated in the consolidated financial statements. Prior to January 1, 2006, the difference between the acquisition cost and the net equity of a subsidiary as of the acquisition date was amortized over 5 years; however, effective January 1, 2006, goodwill arising from new acquisitions is analyzed and accounted for under the ROC Statement of Financial Accounting Standard (SFAS) No. 25, “Business Combination — Accounting Treatment under Purchase Method”, and goodwill is not subject to amortization.

b.	The consolidated entities are as follows:
As of March 31, 2010

			Percentage of
Investor	Subsidiary	Business nature	ownership (%)

UMC	UMC GROUP (USA) (UMC-USA)	IC Sales	100.00
UMC	UNITED MICROELECTRONICS (EUROPE) B.V. (UME BV)	Market development	100.00
UMC	UMC CAPITAL CORP.	Investment holding	100.00
UMC	UNITED MICROELECTRONICS CORP. (SAMOA)	Investment holding	100.00
UMC	TLC CAPITAL CO., LTD. (TLC)	New business investment	100.00
UMC	UMCI LTD. (UMCI)	Sales and manufacturing of integrated circuits	100.00
UMC	UMC NEW BUSINESS INVESTMENT CORP. (NBI)	Investment holding	100.00
UMC	ALPHA WISDOM LIMITED (ALPHA)	Investment holding	100.00
UMC	GREEN EARTH LIMITED	Investment holding	100.00
UMC	FORTUNE VENTURE CAPITAL CORP. (FORTUNE)	Consulting and planning for investment in new business	99.99
UMC	UMC JAPAN (UMCJ)	Sales and manufacturing of integrated circuits	51.74
FORTUNE	UNITRUTH INVESTMENT CORP. (UNITRUTH)	Investment holding	100.00
FORTUNE	MOS ART PACK CORP. (MOS)	IC Packaging	54.72
UNITRUTH	MOS	IC Packaging	14.85
UMC CAPITAL CORP.	UMC CAPITAL (USA)	Investment holding	100.00
UMC CAPITAL CORP.	ECP VITA LTD.	Insurance	100.00
TLC	SOARING CAPITAL CORP.	Investment holding	100.00
SOARING CAPITAL CORP.	UNITRUTH ADVISOR (SHANGHAI) CO., LTD.	Investment holding and advisory	100.00
NBI	UNITED LIGHTING OPTO-ELECTRONIC INC.	LED lighting manufacturing and sale	95.54
NBI	EVERRICH ENERGY CORP. (EVERRICH)	Solar engineering integrated design services	92.25
NBI	TOPCELL SOLAR INTERNATIONAL CO. LTD.	Solar power cell manufacturing and sale	60.00
NBI	UNITED LED CORPORATION HONG KONG LIMITED (ULC-HK)	Investment holding	100.00
ULC-HK	UNITED LED CORPORATION	Research, manufacturing and sales in LED epitaxial wafers and chips	100.00
EVERRICH	EVERRICH ENERGY INVESTMENT (HK) LIMITED (EVERRICH-HK)	Investment holding	100.00
EVERRICH-HK	YONGSHENG (SHAN DONG) ENERGY CO.	Solar engineering integrated design services	100.00
ALPHA	UMCJ	Sales and manufacturing of integrated circuits	42.10

As of March 31, 2009

			Percentage of
Investor	Subsidiary	Business nature	ownership (%)

UMC	UMC-USA	IC Sales	100.00
UMC	UME BV	IC Sales	100.00
UMC	UMC CAPITAL CORP.	Investment holding	100.00
UMC	UNITED MICROELECTRONICS CORP. (SAMOA)	Investment holding	100.00
UMC	TLC	New business investment	100.00
UMC	UMCI	Sales and manufacturing of integrated circuits	100.00
UMC	FORTUNE	Consulting and planning for investment in new business	99.99
UMC	UNITED MICRODISPLAY OPTRONICS CORP. (UMO) (Note)	Sales and manufacturing of LCOS	89.99
UMC	UMCJ	Sales and manufacturing of integrated circuits	52.74
FORTUNE	UNITRUTH	Investment holding	100.00
UMC CAPITAL CORP.	UMC CAPITAL (USA)	Investment holding	100.00
UMC CAPITAL CORP.	ECP VITA LTD.	Insurance	100.00
TLC	SOARING CAPITAL CORP.	Investment holding	100.00
SOARING CAPITAL CORP.	UNITRUTH ADVISOR (SHANGHAI) CO., LTD.	Investment holding and advisory	100.00

Note:
On June 26, 2009, UMO has filed for liquidation through a decision at its stockholders’ meeting. The Company ceased using the equity method from that day, and UMO is not included as a consolidated subsidiary as of March 31, 2010.

2. ACCOUNTING CHANGES
Inventories
Effective January 1, 2009, the Company adopted newly revised ROC SFAS No.10, “Accounting for Inventories” (ROC SFAS 10). The main revisions are a. inventories are valued at the lower of cost and net realizable value item by item; b. unallocated overheads resulted from low production or idle capacity are recognized as costs of goods sold in the period in which they are incurred; and c. abnormal amounts of production costs, and loss on decline in the market value of inventories (or gains on recovery in market value of inventories) are recognized as cost of goods sold. As a result of adopting the revised ROC SFAS 10, the consolidated net loss and consolidated losses per share for the three-month period ended March 31, 2009, were NT$1,589 million and NT$0.12 higher, respectively.
3. CONTENTS OF SIGNIFICANT ACCOUNTS
(1)	CASH AND CASH EQUIVALENTS

	As of March 31,
	2010	2009

Cash
Cash on hand	$3,585	$2,521
Checking and savings accounts	8,827,188	5,563,384
Time deposits	45,021,335	35,346,477

Subtotal	53,852,108	40,912,382

Cash equivalents	8,914,412	6,191,473

Total	$62,766,520	$47,103,855

(2)	FINANCIAL ASSETS AT FAIR VALUE THROUGH PROFIT OR LOSS

	As of March 31,
	2010	2009
Current
Listed stocks	$1,577,688	$928,919
Corporate bonds	384,980	193,456
Forward contracts	2,928	6,078
Interest rate swap agreements	88,535	—

Subtotal	2,054,131	1,128,453

Noncurrent
Convertible bonds	78,840	218,301
Interest rate swap agreements	—	113,477

Subtotal	78,840	331,778

Total	$2,132,971	$1,460,231

During the three-month periods ended March 31, 2010 and 2009, net gains (losses) arising from the changes in fair value of financial assets at fair value through profit or loss were a net gain of NT$133 million and a net loss of NT$492 million, respectively.

(3)	ACCOUNTS RECEIVABLE, NET

	As of March 31,
	2010	2009
Accounts receivable	$17,618,960	$8,083,081
Less: Allowance for sales returns and discounts	(282,140)	(759,159)
Less: Allowance for doubtful accounts	(16,468)	(167,749)

Net	$17,320,352	$7,156,173

(4)	INVENTORIES, NET

	As of March 31,
	2010	2009
Raw materials	$1,006,309	$423,209
Supplies and spare parts	2,016,949	2,147,582
Work in process	7,522,141	6,375,279
Finished goods	519,189	1,109,322

Total	11,064,588	10,055,392
Less: Allowance for loss on decline in market value and obsolescence	(1,277,905)	(2,747,070)

Net	$9,786,683	$7,308,322

a.
The circumstances that caused the net realizable value of inventory to be lower than its cost no longer exist. As a result, the Company recognized gains of NT$145 million and NT$1,332 million on recovery of market value of inventories during the three-month periods ended March 31, 2010 and 2009, respectively.

b.	Inventories were not pledged.

(5)	AVAILABLE-FOR-SALE FINANCIAL ASSETS

	As of March 31,
	2010	2009
Current
Common stocks	$5,608,866	$—

Noncurrent
Common stocks	31,381,689	22,943,046
Depositary receipts	341,048	214,619
Funds	65,757	32,205

Subtotal	31,788,494	23,189,870

Total	$37,397,360	$23,189,870

During the three-month periods ended March 31, 2010 and 2009, the net unrealized gains (losses) adjustments to consolidated stockholders’ equity due to changes in fair value of available-for-sale assets were a loss of NT$3,534 million and a gain of NT$7,026 million, respectively. Additionally, the Company recognized gains of NT$357 million and NT$51 million due to the disposal of available-for-sale assets during the three-month periods ended March 31, 2010 and 2009, respectively.
As of March 1, 2007, HIGHLINK (an equity method investee) and EPITECH TECHNOLOGY CORP. (EPITECH) (classified as an available-for-sale financial asset, noncurrent) merged into EPISTAR CORP. and were continued as EPISTAR CORP. (classified as an available-for-sale financial asset, noncurrent after the merger). During the transaction, 5.5 shares of HIGHLINK and 3.08 shares of EPITECH were exchanged for 1 share of EPISTAR CORP. 5 million shares of EPISTAR CORP. were exchanged from HIGHLINK that originally were acquired through private placement of HIGHLINK in February 2006 and its subsequent stock dividends since February 2006. Additionally, the Company acquired 6.7 million shares of Simplo Technology Co., LTD. through private placement in July 2006 and its subsequent stock dividends. The exchanges of these shares listed above are restricted by Article 43 paragraph 8 of the Securities and Exchange Law. The above-mentioned restriction of EPISTAR and Simplo was removed on May 10 and August 23, 2009, respectively.
UMC issued bonds that are exchangeable at any time on or after January 1, 2010 and prior to November 22, 2014, into common stocks originally classified as available-for-sale financial assets, noncurrent. Therefore, UMC reclassified the exchangeable shares to current assets.

(6)	FINANCIAL ASSETS MEASURED AT COST, NONCURRENT

	As of March 31,
	2010	2009
Common stocks	$4,827,326	$4,496,060
Preferred stocks	1,961,394	2,362,588
Funds	644,903	659,705
Convertible bonds	27,021	28,905
Derivatives embedded in convertible bonds	36,267	—

Total	$7,496,911	$7,547,258

The Company acquired 79,000 shares of Ralink Technology Corp. (Railink) through private placement in July 2007 and its subsequent stock dividends, 4.4 million shares of INPAQ Technology Co., LTD. (INPAQ) through private placement in November 2007 and its subsequent stock dividends, 4.6 million shares of First International Telecom Corp. (First International Telecom) through private placement in March 2008, 4 million shares of E-One Moli Energy Corp. (E-One) through private placement in June 2009 and 2 million shares of A-DATA Technology CO., LTD. (A-DATA) through private placement in September 2009. The exchange of these securities listed above are restricted by Article 43 paragraph 8 of the Securities and Exchange Law. The above-mentioned restriction of Railink, INPAQ, First International Telecom, E-One and A-DATA will be removed on September 29, 2010, January 31, 2011, April 25, 2011, August 31, 2012 and September 30, 2012, respectively.

(7)	LONG-TERM INVESTMENTS ACCOUNTED FOR UNDER THE EQUITY METHOD
a.	Details of long-term investments accounted for under the equity method are as follows:

	As of March 31,
	2010		2009
		Percentage of		Percentage of
		Ownership or		Ownership or
Investee Companies	Amount	Voting Rights	Amount	Voting Rights
Unlisted companies
UNITED MICRODISPLAY OPTRONICS CORP. (UMO) (Note A)	$35,237	89.99	$—	—
PACIFIC VENTURE CAPITAL CO., LTD. (PACIFIC) (Note B)	—	49.99	7,379	49.99
LIST EARN ENTERPRISE INC.	9,731	49.00	—	—
ACHIEVE MADE INTERNATIONAL LTD.	57,172	48.54	28,656	48.03
ALLIANCE OPTOTEK CORP.	205,032	48.05	54,259	27.63
MTIC HOLDINGS PTE. LTD.	248,675	46.49	258,123	46.49
WALTOP INTERNATIONAL CORP.	227,233	46.35	174,660	34.69
NEXPOWER TECHNOLOGY CORP.	3,181,230	45.97	3,226,125	42.06
YUNG LI INVESTMENTS, INC.	250,216	45.16	256,841	45.16
MEGA MISSION LIMITED PARTNERSHIP	1,983,243	45.00	1,441,804	45.00
AEVOE INTERNATIONAL LTD.	55,129	43.77	26,840	43.92
POWER LIGHT TECH CO., LTD.	114,283	42.62	61,159	31.58
UNITECH CAPITAL INC.	842,068	42.00	621,668	42.00
HSUN CHIEH INVESTMENT CO., LTD.	3,558,503	36.49	2,117,798	36.49
UC FUND II	99,050	35.45	120,977	35.45
CRYSTAL MEDIA INC.	38,329	32.27	39,813	32.60
XGI TECHNOLOGY INC.	65,216	31.85	67,911	33.19
CTC CAPITAL PARTNERS I, L. P.	142,587	31.40	152,656	31.40
AMIC TECHNOLOGY CORP. (AMIC) (Note C)	—	25.87	21,577	25.87
UNIMICRON HOLDING LIMITED	540,202	25.25	562,427	25.25
SOLAR GATE TECHNOLOGY CO., LTD.	93,782	25.00	—	—
ANOTO TAIWAN CORP.	4,733	24.12	10,757	24.12
HIGH POWER LIGHTING CORP.	43,556	22.29	47,635	22.29
MOBILE DEVICES INC.	30,196	20.16	41,381	20.89
TRANSLINK CAPITAL PARTNERS I L. P. (Note D)	72,019	10.55	64,364	11.52
UWAVE TECHNOLOGY CORP. (UWAVE) (Note E)	—	—	—	48.64

Total	$11,897,422		$9,404,810

Note A:	On June 26, 2009, UMO has filed for liquidation through a decision at its stockholders’ meeting. The liquidation has not been completed as of March 31, 2010.

Note B:	On June 27, 2006, PACIFIC set July 3, 2006 as its liquidation date through a decision at its stockholders’ meeting. The liquidation has not been completed as of March 31, 2010.

Note C:	The Company ceased to recognize investment losses with its proportionate share of AMIC after the carrying value of the investment was down to zero.

Note D:	According to the partnership contract, the Company has significant influence over TRANSLINK, and it is accounted for under the equity method.

Note E:	On June 29, 2007, UWAVE reached the decision to liquidate the company at its stockholders’ meeting. The liquidation has been completed as of September 15, 2009.
b.
The change of investees’ equity was charged to the Company’s equity in proportion to the ownership percentage. For the three-month periods ended March 31, 2010 and 2009, the changes charged to retained earnings were a decrease of NT$25 million and NT$0, respectively.

c.
Total losses arising from investments accounted for under the equity method were NT$156 million and NT$198 million for the three-month periods ended March 31, 2010 and 2009, respectively. Investment income (loss) amounted to a gain of NT$14 million and a loss of NT$26 million for the three-month periods ended March 31, 2010 and 2009, respectively, and the related long-term investment balances of NT$4,941 million and NT$3,302 million as of March 31, 2010 and 2009, respectively, were determined based on the investees’ financial statements reviewed by the other independent accountants.

d.	The long-term equity investments were not pledged.
(8)	DEBTS INVESTMENT WITHOUT ACTIVE MARKET, NONCURRENT

	As of March 31,
	2010	2009
Convertible bonds	$17,964	$—

The Company acquired 500 units of convertible bonds issued by TOPOINT Technology CO., LTD. (TOPOINT) through private placement in September 2009, and the exchange of the security listed above is restricted by Article 43 paragraph 8 of the Securities and Exchange Law. The above-mentioned restriction of TOPOINT will be removed on September 23, 2012.

(9)	PROPERTY, PLANT AND EQUIPMENT

	As of March 31, 2010
		Accumulated	Accumulated
	Cost	Depreciation	Impairment	Book Value
Land	$1,049,619	$—	$(284,574)	$765,045
Buildings	21,009,427	(9,553,799)	(1,043,346)	10,412,282
Machinery and equipment	459,755,824	(400,433,652)	(506,588)	58,815,584
Transportation equipment	73,207	(62,111)	—	11,096
Furniture and fixtures	3,316,868	(2,879,703)	(10,549)	426,616
Leasehold improvement	53,084	(46,537)	—	6,547
Construction in progress and prepayments	20,460,965	—	—	20,460,965

Total	$505,718,994	$(412,975,802)	$(1,845,057)	$90,898,135

	As of March 31, 2009
		Accumulated	Accumulated
	Cost	Depreciation	Impairment	Book Value
Land	$2,212,042	$—	$—	$2,212,042
Buildings	24,018,499	(9,941,422)	—	14,077,077
Machinery and equipment	462,177,080	(382,323,927)	—	79,853,153
Transportation equipment	74,358	(65,494)	—	8,864
Furniture and fixtures	3,567,236	(2,929,935)	—	637,301
Leasehold improvement	56,085	(45,036)	—	11,049
Construction in progress and prepayments	5,111,688	—	—	5,111,688

Total	$497,216,988	$(395,305,814)	$—	$101,911,174

a.	Total interest expense before capitalization amounted to NT$109 million and NT$24 million for the three-month periods ended March 31, 2010 and 2009, respectively.

Details of capitalized interest are as follows:

	For the three-month periods ended
	March 31,
	2010	2009
Buildings	$18,758	$6,245
Machinery and equipment	88,290	3,110
Others	42	17

Total interest capitalized	$107,090	$9,372

Interest rates applied	3.16%~3.17%	1.07%~1.23%

b.	Please refer to Note 5 for property plant and equipment pledged as collateral.

(10)	OTHER ASSETS-OTHERS

	As of March 31,
	2010	2009
Leased assets	$1,037,215	$1,146,793
Deposits-out	798,359	765,134
Others	112,107	237,791

Total	$1,947,681	$2,149,718

Please refer to Note 5 for Deposits-out pledged as collateral.
(11)	IMPAIRMENT LOSS

	For the three-month periods ended
	March 31,
	2010	2009
Financial assets measured at cost, noncurrent	$7,423	$—

(12)	SHORT-TERM LOANS

	As of March 31,
	2010	2009
Unsecured bank loans	$95,682	$102,361

	For the three-month periods ended
	March 31,
	2010	2009
Interest rates	0.548%~1.45%	2.15%~3.72%

The Company’s unused short-term lines of credits amounted to NT$15,174 million and NT$12,646 million as of March 31, 2010 and 2009, respectively.
(13)	FINANCIAL LIABILITIES AT FAIR VALUE THROUGH PROFIT OR LOSS, CURRENT

	As of March 31,
	2010	2009
Derivatives embedded in exchangeable bonds	$1,740,855	$—
Interest rate swap agreements	—	33,189

Total	$1,740,855	$33,189

During the three-month periods ended March 31, 2010 and 2009, net gains (losses) arising from financial liabilities at fair value through profit or loss were a net gain of NT$128 million and a net loss of NT$166 million, respectively.

(14)	BONDS PAYABLE

	As of March 31,
	2010	2009
Unsecured domestic bonds payable	$7,500,000	$7,500,000
Exchangeable bonds payable	6,424,192	—
Less: discounts on bonds payable	(1,140,971)	(2,348)

Total	12,783,221	7,497,652
Less: Current portion	(12,783,221)	—

Net	$—	$7,497,652

a.
During the period from May 21 to June 24, 2003, UMC issued five-year and seven-year unsecured bonds totaled NT$15,000 million, each with a face value of NT$7,500 million. The interest is paid annually with stated interest rates of 4.0% minus USD 12-Month LIBOR and 4.3% minus USD 12-Month LIBOR, respectively. Stated interest rates are reset annually based on the prevailing USD 12-Month LIBOR. The five-year bonds and seven-year bonds are repayable in 2008 and 2010, respectively, upon the maturity of the bonds. On June 24, 2008, the five-year bonds were fully redeemed.

b.	On December 2, 2009, UMC issued SGX-ST listed zero coupon exchangeable bonds. The terms and conditions of the bonds are as follows:
(a)	Issue Amount: US$127.2 million
(b)	Period: December 2, 2009 ~ December 2, 2014 (Maturity date)
(c)	Redemption
i.
UMC may redeem the bonds, in whole or in part, after 12 months of the issuance and prior to the maturity date, at the principal amount of the bonds with an interest calculated at the rate of -0.5% per annum (the Early Redemption Price) if the closing price of the common shares of Unimicron Technology Corporation (Unimicron) on the TSE, translated into US dollars at the prevailing exchange rate, for a period of 20 consecutive trading days, the last of which occurs not more than 10 days prior to the date upon which notice of such redemption is published, is at least 130% of the exchange price then in effect translated into US dollars at the rate of NTD 32.197=USD 1.00.

ii.	UMC may redeem the bonds, in whole, but not in part, at the Early Redemption Price if at least 90% in principal amount of the bonds has already been exchanged, redeemed or purchased and cancelled.

iii.
UMC may redeem all, but not part, of the bonds, at the Early Redemption Price at any time, in the event of certain changes in the ROC’s tax rules which would require UMC to gross up for payments of principal, or to gross up for payments of interest or premium.

iv.	All, or any portion, of the bonds will be redeemable in US dollars at the option of bondholders on December 2, 2011 at 99% of the principal amount.
v.
Bondholders have the right to require UMC to redeem all or any portion of the bonds at the Early Redemption Price if the common shares of the exchanged securities are officially delisted on the TSE for a period of five consecutive trading days.

vi.
In the event that a change of control as defined in the indenture of the bonds occurs to UMC or Unimicron, the bondholders shall have the right to require UMC to redeem the bonds, in whole or in part, at the Early Redemption Price.

(d)	Terms of Exchange
i.	Underlying Securities: Common shares of Unimicron.
ii.
Exchange Period: The bonds are exchangeable at any time on or after January 1, 2010 and prior to November 22, 2014, into Unimicron common shares; provided, however, that if the exercise date falls within 5 business days from the beginning of, and during, any closed period, the right of the exchanging holder of the bonds to vote with respect to the shares it receives will be subject to certain restrictions.

iii.
Exchange Price and Adjustment: The exchange price is NTD51.1875 per share, determined on the basis of a fixed exchange rate of NTD 32.197=USD 1.00. The exchange price will be subject to adjustments upon the occurrence of certain events set out in the indenture.

(e)	Redemption on the Maturity Date: On the maturity date, UMC will redeem the bonds at 97.53% of the principal amount unless, prior to such date:
i.	UMC shall have redeemed the bonds at the option of UMC, or the bonds shall have been redeemed at option of the bondholder;
ii.	The bondholders shall have exercised the exchange right before maturity; or
iii.	The bonds shall have been redeemed or purchased by UMC and cancelled.

c.	On December 2, 2009, UMC issued SGX-ST listed zero coupon exchangeable bonds. The terms and conditions of the bonds are as follows:
(a)	Issue Amount: US$80 million
(b)	Period: December 2, 2009 ~ December 2, 2014 (Maturity date)
(c)	Redemption
i.
UMC may redeem the bonds, in whole or in part, after 12 months of the issuance and prior to the maturity date, at the principal amount of the bonds with an interest calculated at the rate of -0.5% per annum (the Early Redemption Price) if the closing price of the common shares of Novatek Microelectronics Corp., Ltd. (Novatek) on the TSE, translated into US dollars at the prevailing exchange rate, for a period of 20 consecutive trading days, the last of which occurs not more than 10 days prior to the date upon which notice of such redemption is published, is at least 130% of the exchange price then in effect translated into US dollars at the rate of NTD 32.197=USD 1.00.

ii.	UMC may redeem the bonds, in whole, but not in part, at the Early Redemption Price if at least 90% in principal amount of the bonds has already been exchanged, redeemed or purchased and cancelled.
iii.
UMC may redeem all, but not part, of the bonds, at the Early Redemption Price at any time, in the event of certain changes in the ROC’s tax rules which would require UMC to gross up for payments of principal, or to gross up for payments of interest or premium.

iv.	All, or any portion, of the bonds will be redeemable in US dollars at the option of bondholders on December 2, 2011 at 99% of the principal amount.
v.
Bondholders have the right to require UMC to redeem all or any portion of the bonds at the Early Redemption Price if the common shares of the exchanged securities are officially delisted on the TSE for a period of five consecutive trading days.

vi.
In the event that a change of control as defined in the indenture of the bonds occurs to UMC or Novatek, the bondholders shall have the right to require UMC to redeem the bonds, in whole or in part, at the Early Redemption Price.

(d)	Terms of Exchange
i.	Underlying Securities: Common shares of Novatek.
ii.
Exchange Period: The bonds are exchangeable at any time on or after January 1, 2010 and prior to November 22, 2014, into Novatek common shares; provided, however, that if the exercise date falls within 5 business days from the beginning of, and during, any closed period, the right of the exchanging holder of the bonds to vote with respect to the shares it receives will be subject to certain restrictions.

iii.
Exchange Price and Adjustment: The exchange price is NTD108.58 per share, determined on the basis of a fixed exchange rate of NTD 32.197=USD 1.00. The exchange price will be subject to adjustments upon the occurrence of certain events set out in the indenture.

(e)	Redemption on the Maturity Date: On the maturity date, UMC will redeem the bonds at 97.53% of the principal amount unless, prior to such date:
i.	UMC shall have redeemed the bonds at the option of UMC, or the bonds shall have been redeemed at option of the bondholder;
ii.	The bondholders shall have exercised the exchange right before maturity; or
iii.	The bonds shall have been redeemed or purchased by UMC and cancelled.
d.	Repayments of the above-mentioned bonds in the future year are as follows:

Bonds repayable (Year)	Amount
2010	$7,500,000
2014	6,424,192

Total	$13,924,192

(15) LONG-TERM LOANS
a.	Details of long-term loans are as follows:

Lender	As of March 31, 2010	Redemption
Secured Long-Term Loan from Bank of Taiwan	$700,000	Repayable quarterly from March 30, 2011 to December 30, 2013 and interest is paid monthly.
Unsecured Long-Term Loan from Mega International Commercial Bank	100,000	Repayable quarterly from May 25, 2010 to May 25, 2012 and interest is paid monthly.
Unsecured Long-Term Loan from First Commercial Bank	100,000	Repayable quarterly from May 22, 2011 to February 22, 2013 and interest is paid monthly.

Subtotal	900,000
Less: Current portion	(102,933)

Total	$797,067

For the three-month period ended
March 31, 2010

Interest Rates	1.275%~1.630%

Lender	As of March 31, 2009	Redemption
Secured Long-Term Loan from Bank of Taiwan	$700,000	Repayable quarterly from March 30, 2011 to December 30, 2013 and interest is paid monthly.

For the three-month period ended
March 31, 2009

Interest Rates	1.365%~1.815%

b.	The long-term loans on March 31, 2010 will be repaid by installments with the last payment on December 30, 2013. Repayments in the coming years respectively are as follows:

Long-Term Loans repayable (Year)	Amount
2010	$33,450
2011	315,434
2012	305,283
2013	245,833

Total	$900,000

c.	Please refer to Note 5 for property, plant and equipment pledged as collateral for long-term loans.
(16) CAPITAL STOCK
a.	UMC had 26,000 million common shares authorized to be issued, and 12,988 million shares were issued as of March 31, 2009, each at a par value of NT$10.
b.
UMC had issued a total of 230 million ADSs, which were traded on the NYSE as of March 31, 2009. The total number of common shares of UMC represented by all issued ADSs was 1,148 million shares as of March 31, 2009. One ADS represents five common shares.

c.
On December 14, 2009, UMC sold 78 million shares of treasury stock to employees, which were repurchased during the periods from January 7 to February 16, 2009, for the purpose of transferring to employees.

d.	UMC had 26,000 million common shares authorized to be issued, and 12,988 million shares were issued as of March 31, 2010, each at a par value of NT$10.

e.
UMC had issued a total of 230 million ADSs, which were traded on the NYSE as of March 31, 2010. The total number of common shares of UMC represented by all issued ADSs was 1,148 million shares as of March 31, 2010. One ADS represents five common shares.

f.
Among the employee stock options issued by UMC on December 13, 2007, 141 thousand shares were exercised during the three-month period ended March 31, 2010. The issuance process through the authority had been completed.

(17) EMPLOYEE STOCK OPTIONS
On September 11, 2002, October 8, 2003, September 30, 2004, December 22, 2005, October 9, 2007 and May 12, 2009, the Company was authorized by the Securities and Futures Bureau of the Financial Supervisory Commission, Executive Yuan, to issue employee stock options with a total number of 1 billion, 150 million, 150 million, 350 million, 500 million and 500 million units, respectively. Each unit entitles an optionee to subscribe to 1 share of the Company’s common stock. Settlement upon the exercise of the options will be made through the issuance of new shares by the Company. The exercise price of the options was set at the closing price of the Company’s common stock on the date of grant. The contractual life is 6 years and an optionee may exercise the options in accordance with certain schedules as prescribed by the plan after 2 years from the date of grant. Detailed information relevant to the employee stock options is disclosed as follows:

			Shares available
	Total number of	Total number of	to option holders
	options granted	options outstanding	(in thousands)	Exercise price
Date of grant	(in thousands)	(in thousands)	(Note)	(NTD) (Note)
October 7, 2002	939,000	—	—	$21.42
January 3, 2003	61,000	—	—	$24.15
November 26, 2003	57,330	—	—	$33.70
March 23, 2004	33,330	—	—	$31.25
July 1, 2004	56,590	29,726	20,724	$28.24
October 13, 2004	20,200	6,454	4,499	$24.28
April 29, 2005	23,460	9,066	6,321	$22.37
August 16, 2005	54,350	26,067	18,173	$29.47
September 29, 2005	51,990	34,952	24,367	$26.89
January 4, 2006	39,290	15,165	10,573	$23.17
May 22, 2006	42,058	22,540	15,714	$25.19
August 24, 2006	28,140	12,640	8,812	$24.09
December 13, 2007	500,000	392,490	392,490	$18.03
June 19, 2009	300,000	283,365	283,365	$10.40

Total	2,206,738	832,465	785,038

Note:
The employee stock options granted prior to August 7, 2007, the effective date of capital reduction, were adjusted in accordance with the capital reduction rate. Each option unit entitles an optionee to subscribe for about 0.7 share of the Company’s common stock. The exercise price of the options is also adjusted according to capital reduction rate. Each stock option unit granted after August 7, 2007 remains to be subscribed for 1 share of the Company’s common stock.

a.	A summary of the Company’s stock option plan, and related information for the three-month periods ended March 31, 2010 and 2009 is as follows:

	For the three-month periods ended March 31,
	2010			2009
			Weighted-			Weighted-
		Shares	average		Shares	average
		available to	Exercise		available to	Exercise
	Option	option	Price per	Option	option	Price per
	(in	holders (in	share	(in	holders (in	share
	thousands)	thousands)	(NTD)	thousands)	thousands)	(NTD)
Outstanding at beginning of period	861,771	809,566	$16.59	709,484	627,086	$20.79
Exercised	(141)	(141)	$18.03	—	—	$—
Forfeited	(16,537)	(15,583)	$15.96	(11,651)	(10,524)	$20.22
Expired	(12,628)	(8,804)	$31.25	(39,441)	(27,497)	$24.15

Outstanding at end of period	832,465	785,038	$16.44	658,392	589,065	$20.65

Exercisable at end of period	341,653	297,323	$20.93	181,059	126,228	$28.25

b.	The information on the Company’s outstanding stock options as of March 31, 2010, is as follows:

		Outstanding Stock Options				Exercisable Stock Options
					Weighted-			Weighted-
				Weighted-	average			average
			Shares	average	Exercise		Shares	Exercise
	Range of	Option	available to	Expected	Price per	Option	available to	Price per
Authorization	Exercise Price	(in	option holders	Remaining	share	(in	option holders	share
Date	(NTD)	thousands)	(in thousands)	Years	(NTD)	thousands)	(in thousands)	(NTD)
2003.10.08	$28.24	29,726	20,724	0.25	$28.24	29,726	20,724	$28.24
2004.09.30	$22.37~$29.47	76,539	53,360	1.32	$27.01	75,831	52,866	$27.00
2005.12.22	$23.17~$25.19	50,345	35,099	2.09	$24.31	40,825	28,462	$24.20
2007.10.09	$18.03	392,490	392,490	3.70	$18.03	195,271	195,271	$18.03
2009.05.12	$10.40	283,365	283,365	5.22	$10.40	—	—	$—

		832,465	785,038	3.92	$16.44	341,653	297,323	$20.93

c.
The Company used the intrinsic value method to recognize compensation costs for its employee stock options issued between January 1, 2004 and December 31, 2007. Compensation costs for these options were NT$0 for the three-month periods ended March 31, 2010 and 2009. For options granted on or after January 1, 2008, the Company recognized compensation cost of NT$63 million and NT$0 using the fair value method in accordance with ROC SFAS No. 39 “Accounting for Share-Based Payment.” (ROC SFAS 39) for the three-month periods ended March 31, 2010 and 2009, respectively.

The Company granted options prior to adopting ROC SFAS 39. Pro forma information on net income (loss) and earnings (losses) per share using the fair value method is as follows:

	For the three-month period ended March 31, 2010
	Basic earnings per share	Diluted earnings per share
Net income	$3,482,165	$3,482,165
Earnings per share (NTD)	$0.28	$0.27
Pro forma net income	$3,405,910	$3,405,910
Pro forma earnings per share (NTD)	$0.27	$0.27

	For the three-month period ended March 31, 2009
	Basic losses per share	Diluted losses per share
Net Loss	$(8,160,049)	$(8,160,049)
Losses per share (NTD)	$(0.64)	$(0.64)
Pro forma net loss	$(8,362,855)	$(8,362,855)
Pro forma losses per share (NTD)	$(0.66)	$(0.66)
The fair value of the options outstanding as of March 31, 2010 and 2009 were estimated at the date of grant using the Black-Scholes options pricing model with the following weighted-average assumptions. The factors before and after the adoption of ROC SFAS 39 to account for share-based payment were as follows:

Factors	Before	After
Expected dividend yields	1.37~1.71%	1.98%
Volatility factors of the expected market price of the Company’s common stock	36.29%~49.10%	39.67%~41.05%
Risk-free interest rate	1.85%~2.85%	1.01%
Weighted-average expected life	4~5 years	3.16~5.03 years

(18) TREASURY STOCK
a.	Changes in treasury stock during the three-month periods ended March 31, 2010 and 2009 are as follows:
For the three-month period ended March 31, 2010
(In thousands of shares)

	As of			As of
Purpose	January 1, 2010	Increase	Decrease	March 31, 2010
For transfer to employees	221,909	300,000	—	521,909

For the three-month period ended March 31, 2009
(In thousands of shares)

	As of			As of
Purpose	January 1, 2009	Increase	Decrease	March 31, 2009
For transfer to employees	—	300,000	—	300,000

b.
According to the Securities and Exchange Law of the R.O.C., the total shares of treasury stock shall not exceed 10% of the UMC’s issued stock, and the total purchase amount shall not exceed the sum of the retained earnings, additional paid-in capital - premiums and realized additional paid-in capital. As such, the maximum number of shares of treasury stock that UMC could hold as of March 31, 2010 and 2009, were 1,299 million shares and 1,299 million shares, while the ceiling amounts were NT$52,085 million and NT$36,043 million, respectively.

c.
In compliance with Securities and Exchange Law of the R.O.C., treasury stock should not be pledged, nor should it be entitled to voting rights or receiving dividends. Stock held by subsidiaries is treated as treasury stock. These subsidiaries have the same rights as other stockholders except for subscription to new stock issuance and voting rights.

d.	As of March 31, 2010, UMC’s subsidiary, FORTUNE VENTURE CAPITAL CORP., held 16 million shares of UMC’s stock, with a book value of NT$16.85 per share. The closing price on March 31, 2010 was NT$16.85.
As of March 31, 2009, UMC’s subsidiary, FORTUNE VENTURE CAPITAL CORP., held 16 million shares of UMC’s stock, with a book value of NT$11.10 per share. The closing price on March 31, 2009 was NT$11.10.
(19) RETAINED EARNINGS AND DIVIDEND POLICIES
According to UMC’s Articles of Incorporation, current year’s earnings, if any, shall be distributed in the following order:
a.	Payment of all taxes and dues;
b.	Offset prior years’ operation losses;

c.	Set aside 10% of the remaining amount after deducting items (a) and (b) as a legal reserve;
d.	Set aside 0.1% of the remaining amount after deducting items (a), (b), and (c) as directors’ and supervisors’ remuneration; and
e.
After deducting items (a), (b), and (c) above from the current year’s earnings, no less than 5% of the remaining amount together with the prior years’ unappropriated earnings is to be allocated as employee bonus, which will be settled through issuance of new shares of UMC, or cash. Employees of UMC’s subsidiaries, meeting certain requirements determined by the board of directors, are also eligible for the employee bonus.

f.	The distribution of the remaining portion, if any, will be recommended by the board of directors and resolved in the stockholders’ meeting.
The policy for dividend distribution should reflect factors such as the current and future investment environment, fund requirements, domestic and international competition and capital budgets; as well as the benefit of stockholders, stock dividend equilibrium, and long-term financial planning. The board of directors shall make the distribution proposal annually and present it at the stockholders’ meeting. UMC’s Articles of Incorporation further provide that no more than 80% of the dividends to stockholders, if any, must be paid in the form of stock dividends. Accordingly, at least 20% of the dividends must be paid in the form of cash.
According to the regulation of Taiwan SFC, UMC is required to appropriate a special reserve in the amount equal to the sum of debit elements under stockholders’ equity, such as unrealized loss on financial instruments and negative cumulative translation adjustment, at every year-end. Such special reserve is prohibited from distribution. However, if any of the debit elements is reversed, the special reserve in the amount equal to the reversal may be released for earnings distribution or making up for losses.
During the three-month periods ended March 31, 2010 and 2009, the amounts of the employee bonus and remunerations to directors and supervisors were estimated, in accordance with Accounting Research and Development Foundation (ARDF) Interpretation No. 96-052. The board of directors estimated the amount by taking into consideration of the Company’s Articles of Incorporation, government regulations and industrial average. Estimated amount of employee bonus and remunerations paid to directors and supervisors are charged to current income. If the board modified the estimates significantly in the subsequent periods, the Company will recognize the change as an adjustment to current income. Moreover, if the amounts were modified by the stockholders’ meeting in the following year, the adjustment will be regarded as a change in accounting estimate and will be reflected in the consolidated statement of income in the following year. Upon stockholders’ approval of the employee stock bonus, the distribution amount is determined by dividing the total approved bonus amount with the closing market price of the Company’s stock one day prior to the approved date. Information about appropriations of the bonus to employees and directors can be obtained from the “Market Observation Post System” on the website of the TSE.

The appropriation and compensation of 2009 unappropriated retained earnings has not yet been approved by the stockholders’ meeting as of the reporting date. Information on the board of directors’ recommendations and stockholders’ approval can be obtained from the “Market Observation Post System” on the website of the TSE.
The distributions of cash dividend, employee bonus and directors’ remuneration for 2009 was approved through the board of directors’ meeting held on March 17, 2010. The details of distribution are as follows:

2009
Cash Dividend	NT$0.50 per share
Employee bonus — Cash (in NT thousand dollars)	965,003
Directors’ remuneration (in NT thousand dollars)	9,584
On June 10, 2009, the stockholders’ meetings approved to offset UMC’s 2008 deficit of NT$26,748 million: by transferring NT$19,712 million from the legal reserve and NT$7,036 million from the additional paid-in capital to unappropriated earnings.
(20)	EARNINGS (LOSSES) PER SHARE
For the three-month periods ended March 31, 2010 and 2009, there were employee stock options outstanding and the Company calculated the effect of employee bonus in accordance with the ARDF Interpretation No. 97-169. The Company is considered as a complex capital structure. However, the employee stock options were not dilutive when calculating the diluted losses per share for the three-month period ended March 31, 2009; therefore, they were not included in the diluted losses per share calculation:

	For the three-month period ended March 31, 2010
				Earnings per share
	Amount			(NTD)
			Shares	Income
	Income before		expressed	before
	income tax	Net income	in thousands	income tax	Net income
Earnings per share-basic (NTD)
Income attributable to UMC’s common stock stockholders	$3,627,950	$3,482,165	12,638,040	$0.29	$0.28

Effect of dilution
Employee stock option	—	—	108,824
Employee bonus	—	—	88,092
Earnings per share-diluted
Income attributable to UMC’s common stock stockholders	$3,627,950	$3,482,165	12,834,956	$0.28	$0.27

For the three-month period ended March 31, 2009
	Amount			Losses per share (NTD)
Shares
	Loss before		expressed	Loss before
	income tax	Net Loss	in thousands	income tax	Net Loss
Losses per share-basic (NTD)
Loss attributable to UMC’s common stock stockholders	$(8,133,701)	$(8,160,049)	12,767,114	$(0.64)	$(0.64)

4. RELATED PARTY TRANSACTIONS
(1)	Name and Relationship of Related Parties

Name of related parties	Relationship with the Company
UNITECH CAPITAL INC.	Equity Investee
MEGA MISSION LIMITED PARTNERSHIP	Equity Investee
MTIC HOLDINGS PTE. LTD.	Equity Investee
UNIMICRON HOLDING LIMITED	Equity Investee
HSUN CHIEH INVESTMENT CO., LTD.	Equity Investee
UNITED MICRODISPLAY OPTRONICS CORP.( has filed for liquidation on June 26, 2009)	Equity Investee
AMIC TECHNOLOGY CORP.	Equity Investee
PACIFIC VENTURE CAPITAL CO., LTD.	Equity Investee
XGI TECHNOLOGY INC.	Equity Investee
NEXPOWER TECHNOLOGY CORP.	Equity Investee
SILICON INTEGRATED SYSTEMS CORP. (SILICON)	The Company’s director
MOBILE DEVICES INC.	Subsidiary’s equity investee
CRYSTAL MEDIA INC.	Subsidiary’s equity investee
POWER LIGHT TECH CO., LTD.	Subsidiary’s equity investee
(2)	Significant Related Party Transactions
a.	Operating revenues

	For the three-month periods ended March 31,
	2010		2009
	Amount	Percentage	Amount	Percentage
SILICON	$182,141	1	$43,464	1
Others	20,064	0	4,200	0

Total	$202,205	1	$47,664	1

The sales price to the above related parties was determined through mutual agreement based on the market conditions. The collection period for overseas sales to related parties was net 60 days, while the terms for domestic sales were month-end 45~60 days. The collection period for third party overseas sales was net 30~60 days, while the terms for third party domestic sales were month-end 30~60 days.

c.	Accounts receivable, net

	As of March 31,
	2010		2009
	Amount	Percentage	Amount	Percentage
SILICON	$142,736	1	$31,105	1
Others	86,908	0	103,096	1

Total	229,644	1	134,201	2

Less: Allowance for sales returns and discounts	(1,804)		(1,061)
Less: Allowance for doubtful Accounts	(69,219)		(101,215)

Net	$158,621		$31,925

5. ASSETS PLEDGED AS COLLATERAL
As of March 31, 2010

		Party to which asset(s)
	Amount	was pledged	Purpose of pledge
Deposit-out	$619,841	Customs	Customs duty guarantee
(Time deposit)

Deposit-out	20,800	Liquefied Natural Gas Business Division, CPC Corporation, Taiwan	Energy resources guarantee
(Time deposit)

Deposit-out	960	Bureau of Energy, Ministry of Economic Affairs	Energy resources guarantee
(Time deposit)

Deposit-out	26,624	Securities and Futures Investors Protection Center	Negotiation guarantee
(Time deposit)

Machinery and equipment	3,860,247	Bank of Taiwan	Collateral for long- term loans

Total	$4,528,652

As of March 31, 2009

		Party to which asset(s)
	Amount	was pledged	Purpose of pledge
Deposit-out	$620,435	Customs	Customs duty guarantee
(Time deposit)

Machinery and equipment	5,663,885	Bank of Taiwan	Collateral for long- term loans

Total	$6,284,320

6. COMMITMENTS AND CONTINGENT LIABILITIES
(1)
The Company has entered into several patent license agreements and development contracts of intellectual property for a total contract amount of approximately NT$6.4 billion. Royalties and development fees payable in future years are NT$2.3 billion as of March 31, 2010.

(2)
The Company signed several construction contracts for the expansion of its factory premise. As of March 31, 2010, these construction contracts amounted to approximately NT$6.8 billion and the unpaid portion of the contracts, which was not accrued, was approximately NT$4 billion.

(3)
The Company entered into several operating lease contracts for land. These renewable operating leases will expire in various years through 2049. Future minimum lease payments under those leases are as follows:

For the years ended December 31,	Amount
2010(2nd quarter and thereafter)	$256,368
2011	323,309
2012	268,730
2013	242,672
2014	207,057
2015 and thereafter	1,612,561

Total	$2,910,697

(4)
On February 15, 2005, the Hsinchu District Prosecutor’s Office conducted a search of UMC’s facilities. On February 18, 2005, UMC’s former Chairman Mr. Robert H.C. Tsao, released a public statement, explaining that its assistance to HeJian Technology (Suzhou) Co., Ltd. (“HeJian”) did not involve any investment or technology transfer.

Furthermore, from the very beginning there was a verbal indication that, at the proper time, UMC would be compensated appropriately for its assistance, and circumstances permitting, at some time in the future, it will push through the merger between two companies. However, no promise was made by UMC and no written agreement was made and executed. Upon UMC’s request to materialize the said verbal indication by compensating in the form of either cash or equity, the Chairman of the holding company of HeJian offered 15% of the approximately 700 million outstanding shares of the holding company of HeJian in return for UMC’s past assistance and for continued assistance in the future.

Immediately after UMC had received such offer, it filed an application with the Investment Commission of the Ministry of Economic Affairs on March 18, 2005 (Ref. No. 94-Lian-Tung-Tzu-0222), for their executive guidance for the successful transfer of said shares to UMC. The stockholders meeting dated June 13, 2005 resolved that to the extent permitted by law, UMC shall try to get the 15% of the outstanding shares offered by the holding company of HeJian as an asset of UMC. The holding company of HeJian offered 106 million shares of its outstanding common shares in return for UMC’s assistance. The holding company of HeJian has put all such shares in escrow. UMC was informed of such escrow on August 4, 2006. The subscription price per share of the holding company of HeJian in the last offering was US$1.1. Therefore, the total market value of the said shares is worth more than US$110 million. However, UMC may not acquire the ownership of nor exercise the rights of the said shares with any potential stock dividend or cash dividend distributed in the future until the ROC laws and regulations allow UMC to acquire and exercise. In the event that any stock dividend or cash dividend is distributed, UMC’s stake in the holding company of HeJian will accumulate accordingly.
In April 2005, UMC’s former Chairman Mr. Robert H.C. Tsao was personally fined with in the aggregate amount of NT$3 million by the Financial Supervisory Commission, Executive Yuan, R.O.C. (ROC FSC) for failure to disclose material information relating to HeJian in accordance with applicable rules. As a result of the imposition of the fines by the ROC FSC, UMC was also fined in the amount of NT$30,000 by Taiwan Stock Exchange (TSE) for the alleged non-compliance with the disclosure rules in relation to the material information. UMC and its former Chairman Mr. Robert H.C. Tsao have filed for administrative appeal and reconsideration with the Executive Yuan, R.O.C. and TSE, respectively. Mr. Robert H.C. Tsao’s administrative appeal was dismissed by the Executive Yuan, R.O.C. on February 21, 2006 and the ROC FSC transferred the case against Mr. Robert H.C. Tsao to the Administrative Enforcement Agency for enforcement of the fine. Mr. Robert H.C. Tsao has filed an administrative action against the ROC FSC with Taipei High Administrative Court on April 14, 2006. On December 27, 2007, the Administrative High Court revoked the decision and ruled in favor of Mr. Tsao. In January 2008, the ROC FSC filed an appeal with the Supreme Administrative Court. On November 5, 2009, the Supreme Administrative Court overruled ROC FSC’s appeal.
For UMC’s assistance to HeJian, UMC’s former Chairman Mr. Robert H.C. Tsao, former Vice Chairman Mr. John Hsuan, and Mr. Duen-Chian Cheng, the General Manager of Fortune Venture Capital Corp., which is 99.99% owned by UMC, were indicted for violating the Business Entity Accounting Act and breach of trust under the Criminal Law by Hsinchu District Prosecutors Office on January 9, 2006. Mr. Robert H.C. Tsao and Mr. John Hsuan had officially resigned from their positions of UMC’s Chairman, Vice Chairman and directors prior to the announcement of the prosecution; for this reason, at the time of the prosecution, Mr. Robert H.C. Tsao and Mr. John Hsuan no longer served as UMC’s directors and had not executed their duties as UMC’s Chairman and Vice Chairman.

In the future, if a guilty judgment is pronounced by the court, such consequences would be Mr. Robert H.C. Tsao, Mr. John Hsuan and Mr. Duen-Chian Cheng’s personal concerns only; UMC would not be subject to indictment regarding this case. Mr. Robert H.C. Tsao, Mr. John Hsuan and Mr. Duen-Chian Cheng were pronounced innocent of the charge by Hsinchu District Court on October 26, 2007. On November 15, 2007, Taiwan’s Hsinchu District Prosecutors Office filed an appeal. On December 31, 2008, Taiwan High Court rejected the prosecutor’s appeal and sustained Hsinchu District Court’s decision. On January 20, 2009, Taiwan High Prosecutors Office filed an appeal against Mr. Robert H.C. Tsao and Mr. John Hsuan with the Supreme Court. On December 3, 2009, the Supreme Court reversed the Taiwan High Court’s decision and remanded the case for new trial.
On February 15, 2006, UMC was fined in the amount of NT$5 million for unauthorized investment activities in Mainland China, implicating violation of Article 35 of the Act “Governing Relations Between Peoples of the Taiwan Area and the Mainland Area” by the R.O.C. Ministry of Economic Affairs (MOEA). However, as UMC believes it was illegally and improperly fined, UMC had filed an administrative appeal against MOEA to the Executive Yuan on March 16, 2006. On October 19, 2006, Executive Yuan denied the administrative appeal filed by UMC. UMC had filed an administrative litigation case against MOEA on December 8, 2006. Taipei High Administrative Court announced and reversed MOEA’s administrative sanction on July 19, 2007. MOEA filed an appeal against UMC on August 10, 2007. On December 10, 2009, the Supreme Administrative Court reversed the Taipei High Administrative Court’s decision and remanded the case for new trial.
(5)
UMC convened its 19th session, 10th term of its Board of Directors meeting on April 29, 2009. During the meeting, its board approved to propose the acquisition (the “Acquisition”) by UMC of the holding company of HeJian. The stockholder’s meeting of UMC on June 10, 2009 approved the Acquisition. However, consummation of the Acquisition is subject to approvals from governmental authorities.

(6)
After the ROC laws and regulations with respect to investments in China have been amended, UMC is in process of preparing application documents in connection with the merger with the holding company of HeJian to governmental authorities for approvals. The closing date of this merger, which was originally expected to occur on or before December 31, 2009 and automatically extended to March 31, 2010 pursuant to the Agreement and Plan of Merger, is no longer applicable. The actual closing date of this merger will be determined based on the progress of this merger and will be announced in accordance with the applicable laws and regulations.

7. SIGNIFICANT DISASTER LOSS
None.

8. SIGNIFICANT SUBSEQUENT EVENT
None.
9. OTHERS
(1)	Financial risk management objectives and policies

The Company’s principal financial instruments, other than derivatives, are comprised of cash and cash equivalents, common stock, preferred stock, bonds, open-end funds, bank loans, and bonds payable. The main purpose of these financial instruments is to manage financing for the Company’s operations. The Company also holds various other financial assets and liabilities such as accounts receivable and accounts payable, which arise directly from its operations.

UMC also enters into derivative transactions, including interest rate swap agreements and forward currency contracts. The purpose of these derivative transactions is to mitigate interest rate risk and foreign currency exchange risks arising from UMC’s operations and financing activities.

The main risks arising from the Company’s financial instruments include cash flow interest rate risk, foreign currency risk, commodity price risk, credit risk, and liquidity risk.

Cash flow interest rate risk

UMC utilizes interest rate swap agreements to avoid its cash flow interest rate risk on the counter-floating rate of its unsecured domestic bonds issued during the period from May 21 to June 24, 2003. The terms of the interest rate swap agreements are the same as those of the domestic bonds, which are five and seven years. The floating rate is reset annually.

The Company’s bank loans bear floating interest rates. The fluctuation of market interest will result in changes in the Company’s future cash flows.

Foreign currency risk

The Company has foreign currency risk arising from purchases or sales. The Company utilizes spot or forward contracts to avoid foreign currency risk. The notional amounts of the foreign currency contracts are the same as the amount of the hedged items. In principle, the Company does not carry out any forward contracts for uncertain commitments.

Commodity price risk

The Company’s exposure to commodity price risk is minimal.

Credit risk
The Company only trades with established and creditworthy third parties. It is the Company’s policy that all customers who wish to trade on credit terms are subject to credit verification procedures. In addition, receivable balances are monitored on an ongoing basis, which consequently minimizes the Company’s exposure to bad debts.
With respect to credit risk arising from the other financial assets of the Company, it is comprised of cash and cash equivalents and certain derivative instruments, the Company’s exposure to credit risk arising from the default of counter-parties is limited to the carrying amount of these instruments.
Although the Company only trades with established third parties, it will request collateral to be provided by third parties with less favorable financial positions.
Liquidity risk
The Company’s objective is to maintain a balance of funding continuity and flexibility through the use of financial instruments such as cash and cash equivalents, bank loans and bonds.
(2)	Information of financial instruments
a.	Fair value of financial instruments

	As of March 31,
	2010		2009
	Book Value	Fair Value	Book Value	Fair Value
Financial Assets
Non-derivative
Cash and cash equivalents	$62,766,520	$62,766,520	$47,103,855	$47,103,855
Financial assets at fair value through profit or loss	2,041,508	2,041,508	1,340,676	1,340,676
Receivables	18,447,097	18,447,097	7,702,218	7,702,218
Available-for-sale financial assets	37,397,360	37,397,360	23,189,870	23,189,870
Financial assets measured at cost	7,460,644	—	7,547,258	—
Long-term investments accounted for under the equity method	11,897,422	11,342,556	9,404,810	8,968,490
Prepayment for long-term investments	—	—	5,160	—
Debts investment without active market	17,964	—	—	—
Deposits-out	798,359	798,359	765,134	765,134
Derivative
Interest rate swap agreements	88,535	88,535	113,477	113,477
Forward contracts	2,928	2,928	6,078	6,078
Derivatives embedded in convertible bonds	36,267	—	—	—

	As of March 31,
	2010		2009
	Book Value	Fair Value	Book Value	Fair Value
Financial Liabilities
Non-derivative
Short-term loans	$95,682	$95,682	$102,361	$102,361
Payables	20,366,100	20,366,100	11,289,929	11,289,929
Bonds payable (current portion included)	12,783,221	12,522,594	7,497,652	7,143,323
Long-term loans (current portion included)	900,000	900,000	700,000	700,000
Derivative
Interest rate swap agreements	—	—	33,189	33,189
Derivatives embedded in exchangeable bonds	1,740,855	1,740,855	—	—
b.	The methods and assumptions used to measure the fair value of financial instruments are as follows:
i.
The book values of short-term financial instruments approximate their fair value due to their short maturities. Short-term financial instruments include cash and cash equivalents, receivables, short-term loans and payables.

ii.
The fair value of financial assets at fair value through profit or loss and available-for-sale financial assets are based on the quoted market prices. If there are restrictions on the sale or transfer of an available-for-sale financial asset, the fair value of the asset will be determined based on similar but unrestricted financial assets’ quoted market price with appropriate discounts for the restrictions.

iii.
The fair value of long-term investments accounted for under equity method are based on the quoted market prices. If market prices are unavailable, the Company estimates the fair value based on the book values.

iv.
The fair value of financial assets measured at cost, prepayment for long-term investments and debts investment without active market are unable to be estimated since there is no active market in trading those unlisted investments.

v.	The fair value of deposits-out is based on their carrying amount since the deposit periods are primarily within one year and renewed upon maturity.

vi.	The fair value of bonds payable is determined by the market price or other information.

vii.	The fair value of long-term loans is determined using discounted cash flow analysis, based on the Company’s current incremental borrowing rates for borrowings with similar types.

viii.
Except for embedded derivatives which are linked to stocks traded in the emerging market or stocks without active market and can only be settled with the underlying stocks, the fair value of derivative financial instruments is based on the amount the Company expects to receive (positive) or to pay (negative) assuming that the contracts are settled in advance at the balance sheet date or is determined by the other information.

c.
The fair value of the Company’s financial instruments is determined by the quoted prices in active markets, or if the market for a financial instrument is not active, the Company establishes fair value by using a valuation technique:

Non-derivative	Active Market Quotation		Valuation Technique
Financial Instruments	2010.03.31	2009.03.31	2010.03.31	2009.03.31
Financial assets
Financial assets at fair value through profit or loss	$2,041,508	$1,340,676	$—	$—
Available-for-sale financial assets	36,253,365	22,388,280	1,143,995	801,590
Long-term investments accounted for under the equity method	—	—	11,342,556	8,968,490
Financial liabilities
Short-term loans	—	—	95,682	102,361
Bonds payable (current portion included)	7,187,123	7,143,323	5,335,471	—
Long-term loans (current portion included)	—	—	900,000	700,000

Derivative	Active Market Quotation		Valuation Technique
Financial Instruments	2010.03.31	2009.03.31	2010.03.31	2009.03.31
Financial assets
Interest rate swap agreements	$—	$—	$88,535	$113,477
Forward contracts	—	—	2,928	6,078

Financial liabilities
Interest rate swap agreements	—	—	—	33,189
Derivatives embedded in exchangeable bonds	—	—	1,740,855	—
d.
For the three-month periods ended March 31, 2010 and 2009, the total change in fair value estimated by using valuation techniques and recognized in the consolidated statement of income were a net gain of NT$224 million and a net loss of NT$177 million, respectively.

e.
UMC’s derivative financial assets with cash flow interest rate risk exposure were NT$89 million and NT$113 million as of March 31, 2010 and 2009, respectively. UMC’s derivative financial liabilities with cash flow interest rate risk exposure were NT$0 and NT$33 million as of March 31, 2010 and 2009, respectively.

f.
During the three-month periods ended March 31, 2010 and 2009, total interest revenues for financial assets or liabilities that are not at fair value through profit or loss were NT$34 million and NT$68 million, respectively, while interest expenses for the three-month periods ended March 31, 2010 and 2009 were NT$109 million and NT$24 million, respectively.

(3)
UMC entered into interest rate swap agreements and forward contracts for hedging the interest rate risk arising from the counter-floating rate of its domestic bonds and for hedging the exchange rate risk arising from the net assets or liabilities denominated in foreign currency. UMC entered into these derivative financial instruments in connection with its hedging strategy to reduce the market risk of the hedged items, and these financial instruments were not held for trading purpose. The relevant information on the derivative financial instruments entered into by UMC is as follows:

a.
UMC utilized interest rate swap agreements to hedge its interest rate risks on the counter-floating rate of its unsecured domestic bonds issued during the period from May 21 to June 24, 2003. The terms of the interest rate swap agreements are the same as those of the domestic bonds, which are five and seven years. The floating rate is reset annually. The details of interest rate swap agreements are summarized as follows:

As of March 31, 2010 and 2009, UMC had the following interest rate swap agreements outstanding:

As of March 31, 20010

Notional Amount	Contract Period	Interest Rate Received	Interest Rate Paid
NT$7,500 million	May 21, 2003 to June 24, 2010	4.3% minus USD 12-Month LIBOR	1.48%
As of March 31, 2009

Notional Amount	Contract Period	Interest Rate Received	Interest Rate Paid
NT$7,500 million	May 21, 2003 to June 24, 2010	4.3% minus USD 12-Month LIBOR	1.48%
b.	The details of forward contracts entered into by UMC are summarized as follows:
As of March 31, 2010

Type	Notional Amount	Contract Period
Forward contracts	Sell USD198 million	March 16, 2010 to April 22, 2010
As of March 31, 2009

Type	Notional Amount	Contract Period
Forward contracts	Sell USD74 million	March 9, 2009 to May 12, 2009
c.	Transaction risk
(a)	Credit risk

There is no significant credit risk exposure with respect to the above transactions as the counter-parties are reputable financial institutions with good global standing.

(b)	Liquidity and cash flow risk

The cash flow requirements on the interest rate swap agreements are limited to the net interest payables or receivables arising from the differences in the swap rates. The cash flow requirements on forward contracts are limited to the forward contract’s principal amount, which is the same as the underlying net assets or liabilities denominated in their foreign currencies at the settlement day. Therefore, no significant cash flow risk is anticipated since the working capital is sufficient to meet the cash flow requirements.

(c)	Market risk

Interest rate swap agreements and forward contracts are intended for hedging purposes. Gains or losses arising from the fluctuations in interest rates and exchange rates are likely to be offset against the gains or losses from the hedged items. As a result, no significant exposure to market risk is anticipated.

d.	The presentation of derivative financial instruments in the financial statements is summarized as follows:

As of March 31, 2010 and 2009, UMC’s interest rate swap agreements were classified as financial assets at fair value through profit or loss amounted to NT$89 million and NT$113 million, respectively; as of March 31, 2010 and 2009, UMC’s interest rate swap agreements were classified as financial liabilities at fair value through profit or loss amounted to NT$0 and NT$33 million, respectively. A related valuation gain of NT$125 thousand and loss of NT$73 thousand were recorded under non-operating revenue and expense for the three-month periods ended March 31, 2010 and 2009, respectively.

As of March 31, 2010 and 2009, the forward contracts were classified as current assets amounted to NT$3 million and NT$6 million, respectively, and for the changes in valuation, a gain of NT$50 million and a loss of NT$177 million were recorded under non-operating revenue and expense for the three-month periods ended March 31, 2010 and 2009, respectively.

(4)	Significant intercompany transactions among consolidated entities for the three-month periods ended March 31, 2010 and 2009 are disclosed in Attachment 1.
(5)	Details of subsidiaries that hold UMC’s stock are as follows:

As of March 31, 2010

	No. of Shares
Subsidiary	(in thousands)	Amount	Purpose
FORTUNE VENTURE CAPITAL CORP.	16,079	$270,927	Long-term investment
As of March 31, 2009

	No. of Shares
Subsidiary	(in thousands)	Amount	Purpose
FORTUNE VENTURE CAPITAL CORP.	16,079	$178,474	Long-term investment

ATTACHMENT 1 (Significant intercompany transactions between consolidated entities)
(Amount in thousand; Currency denomination in NTD or in foreign currencies)
For the three-month period ended March 31, 2010

				Transactions
			Relationship with				Percentage of consolidated operating
No.			the Company			Terms	revenues or consolidated total assets
(Note1)	Related Party	Counterparty	(Note 2)	Account	Amount	(Note 3)	(Note 4)
0	UNITED MICROELECTRONICS CORPORATION	UMC GROUP (USA)	1	Sales	$12,763,882	Net 60 days	47%
0	UNITED MICROELECTRONICS CORPORATION	UMC GROUP (USA)	1	Accounts receivable	6,222,166	—	3%
0	UNITED MICROELECTRONICS CORPORATION	UNITED MICROELECTRONICS (EUROPE) B.V.	1	Accounts receivable	8,822	—	0%
0	UNITED MICROELECTRONICS CORPORATION	UMC JAPAN	1	Sales	213,635	Net 60 days	1%
0	UNITED MICROELECTRONICS CORPORATION	UMC JAPAN	1	Accounts receivable	137,550	—	0%
For the three-month period ended March 31, 2009

				Transactions
			Relationship with				Percentage of consolidated operating
No.			the Company			Terms	revenues or consolidated total assets
(Note1)	Related Party	Counterparty	(Note 2)	Account	Amount	(Note 3)	(Note 4)
0	UNITED MICROELECTRONICS CORPORATION	UMC GROUP (USA)	1	Sales	$5,915,551	Net 60 days	53%
0	UNITED MICROELECTRONICS CORPORATION	UMC GROUP (USA)	1	Accounts receivable	2,917,255	—	1%
0	UNITED MICROELECTRONICS CORPORATION	UNITED MICROELECTRONICS (EUROPE) B.V.	1	Sales	919,095	Net 60 days	8%
0	UNITED MICROELECTRONICS CORPORATION	UNITED MICROELECTRONICS (EUROPE) B.V.	1	Accounts receivable	702,712	—	0%
0	UNITED MICROELECTRONICS CORPORATION	UMC JAPAN	1	Sales	165,347	Net 60 days	1%
0	UNITED MICROELECTRONICS CORPORATION	UMC JAPAN	1	Accounts receivable	106,913	—	0%

ATTACHMENT 1 (Significant intercompany transactions between consolidated entities)
(Amount in thousand; Currency denomination in NTD or in foreign currencies)
Note 1:	UMC and its subsidiaries are coded as follows:
1. UMC is coded “0”.
2. The subsidiaries are coded consecutively beginning from “1” in the order presented in the table above.
Note 2:	Transactions are categorized as follows:
1. The holding company to subsidiary.
2. Subsidiary to holding company.
3. Subsidiary to subsidiary.
Note 3:	The sales price to the above related parties was determined through mutual agreement based on the market conditions.
Note 4:	The percentage with respect to the consolidated asset/liability for transactions of balance sheet items are based on each item’s balance at period-end.
For profit or loss items, cumulative balances are used as basis.